UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934
(Amendment No. 1)

Grupo Iusacell, S.A. de C.V.

(Name of Subject Company (Issuer))

Fintech Mobile Inc.

a wholly owned subsidiary of
Fintech Advisory Inc.
(Names of Filing Persons (Offeror))

SERIES V SHARES

AMERICAN DEPOSITARY SHARES,

EACH ADS REPRESENTING 100 SERIES V SHARES
(Title of Class of Securities)

40050B209 (ADSs)

(CUSIP Number of Class of Securities)

Julio Herrera

Fintech Advisory Inc.
375 Park Avenue
New York, NY 10152
(212) 593-4500

Copy to:

Richard J. Cooper, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
(212) 225-2000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$19,797,662.00	$1601.62

*	Represents the U.S. dollar equivalent of the aggregate cash consideration in Mexican pesos to be paid by the filing person for all outstanding Series V Shares, including those represented by the ADSs, calculated using the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to July 24, 2003 by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of pesos and dollars, which was Ps. 10.39546 to US$1.00.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 is $80.90 per $1 million of the aggregate transaction valuation.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $800.81	Filing Party: Fintech Mobile Inc.
Form or Registration No.: SC TO-T	Date Filed: July 24, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed initially on July 24, 2003, by Fintech Mobile Inc. (“Fintech Mobile”), a Delaware corporation and wholly owned subsidiary of Fintech Advisory Inc., a Delaware corporation (“Fintech”) (the “Schedule TO”). The Schedule TO relates to the offer by Fintech Mobile to purchase for cash all of the outstanding Series V Shares (the “Series V Shares”) and American Depositary Shares (“ADSs” and collectively with the Series V Shares, the “Securities”) of Grupo Iusacell, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of the United Mexican States (“Iusacell”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2003, as amended (the “Offer to Purchase”), and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Each ADS represents one hundred Series V Shares. Simultaneously with the U.S. Offer, Fintech Mobile is offering in Mexico (the “Mexican Offer” and collectively with the U.S. Offer, the “Offers”) to purchase for cash all of the outstanding Series A Shares (“Series A Shares”) and Series V Shares of Iusacell for Ps. 0.2284872 for each Series A Share and Series V Share on substantially the same terms as the Series V Shares and ADSs in the U.S. Offer. The Schedule TO was filed on behalf of Fintech Mobile.

      This Amendment is being filed in connection with the announcement made on July 25, 2003 by Fintech and Fintech Mobile that Fintech Mobile is (i) increasing the price offered per Series V Share in the U.S. from the U.S. dollar equivalent of Ps. 0.1142436 to the U.S. dollar equivalent of Ps. 0.2284872, (ii) increasing the price offered per ADS in the U.S. Offer from the U.S. dollar equivalent of Ps. 11.42436 to the U.S. dollar equivalent of Ps. 22.84872, and (iii) extending the expiration date of the U.S. Offer to 5:00 p.m., New York City time (4:00 p.m., Mexico City time) on Thursday, August 28, 2003, unless extended. Corresponding changes are being made to the Mexican Offer.

      All references in the ADS Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, to the price offered per (i) Series V Share in the U.S. of the U.S. dollar equivalent of Ps. 0.1142436 are hereby amended and restated to refer to the U.S. dollar equivalent of Ps. 0.2284872 and (ii) ADS in the U.S. Offer of the U.S. dollar equivalent of Ps. 11.42436 are hereby amended and restated to refer to the U.S. dollar equivalent of Ps. 22.84872. All references in the ADS Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, and the Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees to the expiration date of the U.S. Offer of 5:00 p.m., New York City time (4:00 p.m., Mexico City time) on Thursday, August 21, 2003 are hereby amended and restated to refer to the expiration date of the U.S. Offer to 5:00 p.m., New York City time (4:00 p.m., Mexico City time) on Thursday, August 28, 2003, unless extended.

Items 1-11

      The Offer to Purchase is hereby amended to replace each reference to “0.1142436” as the offer price for each Series V Share in the U.S. Offer and each Series A Share in the Mexican Offer with “0.2284872” and to replace each reference to “11.42436” as the offer price for each ADS in the U.S. Offer with “22.84872”.

      The Offer to Purchase is hereby amended to replace each reference to “August 21” in respect of the Expiration Date of the Offers with “August 28”.

      The Offer to Purchase is hereby amended to delete the following sentence on the front cover: “Pursuant to the Escrow Agreement, Purchaser has transferred to the Escrow Agent US$20,000,000, which amount represents the approximate United States dollar equivalent of the sum of all of the outstanding Series A Shares, Series V Shares and ADSs multiplied by the respective purchase price in the Offers denominated in Mexican pesos.” and replace such sentence with the following:

“Pursuant to the Escrow Agreement, Purchaser has transferred to the Escrow Agent US$20,000,000, and will transfer to the Escrow Agent an additional US$20,000,000 by the end of the U.S. business day on July 29, 2003, which amounts in the aggregate represent the approximate United

States dollar equivalent of the sum of all of the outstanding Series A Shares, Series V Shares and ADSs multiplied by the respective purchase price in the Offers denominated in Mexican pesos.”

      The Offer to Purchase is hereby amended to replace the first sentence of the first paragraph in the section entitled “SUMMARY TERM SHEET — Does Purchaser have the financial resources to make payment?” with the following:

“Purchaser has deposited US$20,000,000, and will transfer an additional US$20,000,000 by the end of the U.S. business day on July 29, 2003, into escrow with Citibank, N.A., as security for payment of the tendered Securities and Series A Shares.”

      The Offer to Purchase is hereby amended to replace “US$20,000,000” in the second and third paragraphs in the section entitled “SUMMARY TERM SHEET — Does Purchaser have the financial resources to make payment?” with “US$40,000,000”.

      The Offer to Purchase is hereby amended to replace the second sentence in the section entitled “SUMMARY TERM SHEET — Is the financial condition of Purchaser relevant to my decision to tender in the U.S. Offer?” with the following:

“Purchaser has deposited US$20,000,000, and will transfer an additional US$20,000,000 by the end of the U.S. business day on July 29, 2003, with the escrow agent (which amounts in the aggregate represent the approximate purchase price for all of the Series A Shares, Series V Shares and ADSs) and we have sufficient cash or cash equivalents to fund any shortfall, if any, and, therefore, we do not believe our financial condition is relevant to your decision whether to tender in the U.S. Offer.”

      The Offer to Purchase is hereby amended to add at the end of the fourth paragraph in the section entitled “THE U.S. OFFER — Terms of the U.S. Offer; Expiration Date” the following:

“Purchaser will transfer to the Escrow Agent an additional US$20,000,000 by the end of the U.S. business day on July 29, 2003.”

      The Offer to Purchase is hereby amended to replace “US$20,000,000 deposit” in the fifth paragraph in the section entitled “THE U.S. OFFER — Terms of the U.S. Offer; Expiration Date” with “US$40,000,000”.

      The Offer to Purchase is hereby amended to replace the first paragraph in the section entitled “SOURCE OF FUNDS” with the following:

“Purchaser has deposited US$20,000,000 into escrow, and will transfer an additional US$20,000,000 into escrow by the end of the U.S. business day on July 29, 2003 (such aggregate amount, the “Escrow Amount”), with the Escrow Agent which is intended to finance the entire purchase price of all of the Series A Shares, Series V Shares and ADSs in the Offers.”

      The Offer to Purchase is hereby amended and supplemented to add at the end of the section entitled “BACKGROUND OF THE OFFERS; PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS” the following:

On July 24, 2003, Iusacell filed an amendment to its recommendation/solicitation statement on Schedule 14D-9 with the SEC in which it disclosed that the Verizon Selling Shareholders and Vodafone had received from Fintech the July 22 letter described above and that such letter provided that if the offers of Movil Access and Biper were consummated, Fintech and other creditors may accelerate the Iusacell debt that such creditors hold.

      Also on July 24, 2003, the Verizon Selling Shareholders and Vodafone sent the following letter and attachment to Fintech:

July 24, 2003

Fintech Advisory Inc.
375 Park Avenue
New York, New York 10152

Attn: Mr. Julio Herrera

Dear Sirs:

We are writing to advise you that we have informed Grupo Iusacell, S.A. de C.V. (the “Company”) that we do not intend to withdraw the Series A Shares, Series V Shares and American Depositary Shares representing Series V Shares (collectively, the “Securities”) of the Company tendered by us into the tender offer for the Securities commenced by Movil Access, S.A. de C.V and Biper, S.A. de C.V on June 30, 2003 and, as a result, will not tender any Securities into the tender offer commenced by you on July 24, 2003. A copy of our letter to the Company is attached hereto.

Very truly yours,

BELL ATLANTIC INTERNATIONAL INC.

/s/ Christopher M. Bennett

Christopher M. Bennett
Authorized Representative

BELL ATLANTIC LATIN AMERICA HOLDINGS INC.

/s/ Christopher M. Bennett

Christopher M. Bennett
Authorized Representative

BELL ATLANTIC NEW ZEALAND HOLDINGS, INC.

/s/ Christopher M. Bennett

Christopher M. Bennett
Authorized Representative

VODAFONE AMERICAS B.V.

/s/ Holly Gillis

Holly Gillis, Senior Counsel
Authorized Signatory by POA

July 24, 2003

Grupo Iusacell, S.A. de C.V.
Prolongación Paseo de la Reforma 1236
Colonia Santa Fe
Delegación Cuajimalpa
05348 Mexico, D.F.

Attn: Mr. Juan Carlos Merodio Lopez

Dear Sirs:

We are writing in connection with the tender offer for all of the Series A Shares, Series V Shares and American Depositary Shares representing Series V Shares (collectively, the “Securities”) of Grupo Iusacell, S.A. de C.V. (the “Company”) commenced by Fintech Advisory Inc. on July 24, 2003 (the “Fintech Offer”). Please be advised that the undersigned have determined not to withdraw the Securities tendered into the tender offer for the Securities commenced by Movil Access, S.A. de C.V and Biper, S.A. de C.V on June 30, 2003 and, as a result, will not tender any Securities into the Fintech Offer.

Very truly yours,

BELL ATLANTIC INTERNATIONAL, INC.

/s/ Christopher M. Bennett

Christopher M. Bennett
Authorized Representative

BELL ATLANTIC LATIN AMERICA HOLDINGS INC.

/s/ Christopher M. Bennett

Christopher M. Bennett
Authorized Representative

BELL ATLANTIC NEW ZEALAND HOLDINGS, INC.

/s/ Christopher M. Bennett

Christopher M. Bennett
Authorized Representative

VODAFONE AMERICAS B.V.

/s/ Holly Gillis

Holly Gillis, Senior Counsel
Authorized Signatory by POA

      Upon receipt of such letter from the Verizon Selling Shareholders and Vodafone, on July 25, 2003, Fintech sent the following letter to the board of directors and the audit committee of the board of directors of Iusacell:

July 25, 2003

Board of Directors
Audit Committee

Grupo Iusacell, S.A. de C.V.
Prolongación Paseo de la Reforma 1236
Colonia Santa Fe
Delegación Cuajimalpa
05348 Mexico, D.F.

Ladies and Gentlemen,

As you are aware, on July 23rd we sent a letter to the Verizon and Vodafone shareholders offering to increase the price of our offer to acquire 100% of the issued and outstanding equity of Grupo Iusacell, S.A. de C.V. (the “Company”) if Verizon and Vodafone would meet with us. Yesterday we received a response to our letter, a copy of which is attached, rejecting our offer once again. As you know, we officially commenced tender offers in both the U.S. and Mexico yesterday, offering $20 million for 100% of the Company’s shares.

There is no doubt that the offer we made in our letter dated July 17th and commenced yesterday is superior to the offer made by the Salinas group, and it is in the best interest of the Company’s shareholders and other stakeholders that the Board of Directors recommend that the shareholders of the Company participate in our offer. We think that it is particularly important that the Board of Directors takes this position to protect the interests of minority shareholders who, unlike the managers of Verizon and Vodafone, do not have the luxury of walking away from millions of dollars. To further evidence our commitment to buying the Company, we are now increasing our aggregate offer consideration to $40 million in cash, which is four times the offer made by the Salinas group. Later this morning we are filing amendments to our tender offers in both the U.S. and Mexico to increase our aggregate price to $40 million.

We hope that when you, as members of the Board of Directors, evaluate our offer, that you focus on the benefits of our offer to the shareholders of the Company that you represent, many of whom are small retail holders. Any evaluation of our offer that takes into account the amount of debt of the Company outstanding would be improper and disingenuous. The shareholders of the Company do not owe any portion of that debt to creditors, and there has been no commitment by Verizon, Vodafone or the Salinas group to pay any of the indebtedness of the Company. In fact, the only party that has made a commitment to improve the financial situation of the Company is Fintech, in our offer to capitalize a significant portion of the debt that we hold.

As members of the Board of Directors, we expect you to evaluate our offer in accordance with your fiduciary duties. We believe that an offer that is on the same terms, but provides four times the consideration of the Salinas group offer, is as a matter of law and fact superior, and the Board should treat it as such. In addition, we fully expect that members of the Board of Directors that are interested (i.e., members appointed by Verizon and Vodafone and any new directors appointed by the Salinas group) will recuse themselves and not participate in the decision regarding our offer. Finally, we expect the Board of Directors to conduct their evaluation in accordance with all aspects of Mexican law. We think that a decision not to recommend our offer would be a violation of the legal obligations of the members of the Board of Directors. If the Board of Directors does not recommend our clearly superior offer, we will be contacting the CNBV and other Mexican governmental authorities to make sure that they are fully satisfied that all procedural requirements have been followed and that the decision of the Board of Directors is consistent with applicable law.

We hope that the Board of Directors will speak clearly, speak soon and speak in a way that will not leave corporate governance in Mexico with another black eye.

Sincerely,

/s/ Julio Herrera

Julio Herrera
Fintech Advisory Inc.

      On July 25, 2003, Fintech also sent the following letter to the Verizon Selling Shareholders and Vodafone:

Mr. David Benson

Executive Vice President and Controller,
Verizon Corp.
1095 Avenue of the Americas
New York, NY 10036
david.benson@verizon.com

Mr. John W. Diercksen

Vice President Investor Relations
Verizon Corp.
1095 Avenue of the Americas
New York, NY 10036
john.w.diercksen@verizon.com

Charles Butterworth

Group Corporate Finance Director
Vodafone Group PLC
Vodafone House
The Connection
Newbury, Berkshire RG14 2FN
United Kingdom
charles.butterworth@vodafone.com

July 25, 2003

Dear Sirs,

Attached please find a letter that we sent earlier today to the Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (the “Company”), following receipt of your letter yesterday rejecting our offer. We continue to find it difficult to understand how Verizon and Vodafone can repeatedly disregard an offer for double the consideration offered by the Salinas group.

None of your correspondence to date has ever stated that Verizon and Vodafone cannot accept our superior proposal, only that Verizon and Vodafone will not consider it. We can only assume that your position is that you are able to consider our superior proposal, but are unwilling to do so for reasons that have never been made clear.

As you will see by our attached letter, we are now offering aggregate consideration of $40 million, which is four times the price being offered by the Salinas group. At a time when Verizon and Vodafone are asking their shareholders and employees to accept billions of dollars in losses from failed investments in Latin America, and Verizon is squeezing its labor union for every penny, we would think that quadrupling your consideration in this sale would merit a change in your position.

Sincerely,

/s/ Julio Herrera

Julio Herrera
Fintech Advisory Inc.

Item 12	Exhibits.

(a)(1)(A)	U.S. Offer to Purchase, dated July 24, 2003*
(a)(1)(B)	Form of ADS Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Form of Summary Advertisement, dated July 24, 2003, published in the New York Times*
(a)(2)	Schedule 14D-9 filed by Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to the Schedule 14D-9, as amended, filed with the Securities and Exchange Commission on July 21, 2003)
(a)(7)(A)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)

(a)(7)(B)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)
(a)(7)(C)	Letter, dated July 18, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit 99.3 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)
(a)(7)(D)	Letter, dated July 18, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.4 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)
(a)(7)(E)	Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.5 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 22, 2003)
(a)(7)(F)	Text of press release issued by Fintech Advisory Inc., dated July 24, 2003*
(a)(7)(G)	Letter, dated July 24, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc.
(a)(7)(H)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V.
(a)(7)(I)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC
(a)(7)(J)	Text of press release issued by Fintech Advisory Inc., dated July 25, 2003
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed on July 24, 2003 as an exhibit to the Schedule TO.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FINTECH MOBILE INC.

By:	/s/ Julio Herrera

Name: Julio Herrera
Title: President

Date: July 25, 2003

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	U.S. Offer to Purchase, dated July 24, 2003*
(a)(1)(B)	Form of ADS Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Form of Summary Advertisement, dated July 24, 2003, published in the New York Times*
(a)(2)	Schedule 14D-9 filed by Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to the Schedule 14D-9, as amended, filed with the Securities and Exchange Commission on July 21, 2003)
(a)(7)(A)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)
(a)(7)(B)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)
(a)(7)(C)	Letter, dated July 18, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit 99.3 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)
(a)(7)(D)	Letter, dated July 18, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.4 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)
(a)(7)(E)	Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.5 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 22, 2003)
(a)(7)(F)	Text of press release issued by Fintech Advisory Inc., dated July 24, 2003*
(a)(7)(G)	Letter, dated July 24, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc.
(a)(7)(H)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V.
(a)(7)(I)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC
(a)(7)(J)	Text of press release issued by Fintech Advisory Inc., dated July 25, 2003
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed on July 24, 2003 as an exhibit to the Schedule TO.